centrica

FAX MESSAGE

082-04578

To:	Office of International Corporation Finance, SEC	**Date:**	19 June, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

08003546

RECEIVED 2008 JUL -2 A 11:32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 03 2008
THOMSON REUTERS

7/2

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 June 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

19 June 2008

Centrica Trading Update

Centrica plc today confirms that the Group continues to trade in line with the detailed guidance provided in its Interim Management Statement on 12 May.

The 2008 interim results will be announced on 31 July 2008.

Enquiries:

Centrica Investor Relations 01753 494900
Centrica Media Relations 0845 072 8001

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 June, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**4** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 June 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 $^{14}/_{81}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 20 June 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 June 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	60	699,921
Sam Laidlaw	60	342,352
Nick Luff	60	200,630
Persons Discharging Managerial Responsibility		
Jake Ulrich	60	919,049
Grant Dawson	60	331,646
Catherine May	60	6,556
Anne Minto	60	231,972
Chris Weston	60	153,964

* The 'Number of Shares Acquired' includes 40 Partnership shares acquired at 313.25 pence per share and 20 Matching shares acquired at 305.33 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 10,000 ordinary shares of 6 $^{14}/_{81}$ pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards June's allocation of Matching shares. The Directors and PDMRs listed above, together with some 5,107 other employees, are participants in the SIP and are potentially interested in the remaining 6,261 shares held by Equiniti Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 July, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**3** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

1 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

1 July 2008

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

At the date of this notice, the issued capital of the Company comprises 3,707,858,032 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,707,858,032 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	26 June, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**3** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

26 June 2008

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York (the 'Trustee'), as Trustee of the NAESPP, notified the Company on 24 June 2008 that they had purchased the following ordinary shares in the Company at a price of 307 pence under the NAESPP's dividend reinvestment scheme on 11 June 2008. The Company paid a dividend of 9.65 pence per share on 11 June 2008.

	Number of shares	Aggregate shares held beneficially (across all accounts following acquisition)
Persons Discharging Managerial Responsibility		
Deryk King	214	319,305

The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Enquiries:

Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

26 June 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

END